UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Franklin Electronic Publishers, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3535109

(CUSIP Number)

Barry J. Lipsky, 2 Briarwood Court,

Princeton Junction, New Jersey 08850 (609-509-3024)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

David A. Boillot, Esq., Reitler Kailas & Rosenblatt LLC,

800 Third Avenue, 21st Floor, New York, NY 10022 (212-209-3050)

December 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Barry J. Lipsky I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 352,119 (1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 352,119 (1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,119 (1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Represents 352,119 shares of common stock which may be acquired by Mr. Lipsky upon exercise of stock options.
(2)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Toshihide Hokari I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 28,500(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 28,500(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Represents 28,500 shares of common stock which may be acquired by Mr. Hokari upon exercise of stock options.
(2)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Frank A. Musto I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 17,800(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 17,800(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,800(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Represents 17,800 shares of common stock which may be acquired by Mr. Musto upon exercise of stock options.
(2)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Howard L. Morgan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 62,242(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 62,242(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,242(1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Represents 62,242 shares of common stock which may be acquired by Dr. Morgan upon exercise of stock options.
(2)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON James H. Simons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 59,822(1)
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 59,822(1)
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,822 (1)
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Represents 59,822 shares of common stock which may be acquired by Dr. Simons upon exercise of stock options.
(2)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Marcy Lewis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 645,350
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 645,350
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,350
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14)	TYPE OF REPORTING PERSON IN

(1)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Shining Sea Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) 98-0220163
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 0
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 0
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14)	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. Shining Sea Limited does not beneficially own any shares of common stock of the Company.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Julien David I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 39,000
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 39,000
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14)	TYPE OF REPORTING PERSON IN

(1)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Morton David I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 0
8) SHARED VOTING POWER 117,000(1)
9) SOLE DISPOSITIVE POWER 0
10) SHARED DISPOSITIVE POWER 117,000(1)

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14)	TYPE OF REPORTING PERSON IN

(1)	Includes (a) 39,000 shares held by the Claudia David 1985 Trust, of which Mr. David is a trustee, (b) 39,000 shares held by the Aaron J David 1989 Trust, of which Mr. David is a trustee and (c) 39,000 shares held by the Zachary M. David 1992 Trust, of which Mr. David is a trustee.
(2)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

CUSIP NO.: 3535109

1)	NAME OF REPORTING PERSON Noah Education Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 0
8) SHARED VOTING POWER 0
9) SOLE DISPOSITIVE POWER 0
10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14)	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009. Noah Education Holdings Ltd. does not beneficially own any shares of common stock of the Company.

This Schedule 13D Amendment No. 3 (this “Schedule 13D/A”) amends (i) the Schedule 13D Amendment No. 2 of Barry J. Lipsky (“Mr. Lipsky”), Toshihide Hokari (“Mr. Hokari”), Frank A. Musto (“Mr. Musto”), Howard L. Morgan (“Dr. Morgan”), James H. Simons (“Dr. Simons”), Marcy Lewis (“Ms. Lewis”), Shining Sea Limited (“Shining Sea”), Julien David (“Mr. J. David”), Morton David (“Mr. M. David”) and Noah Education Holdings Ltd. (“Noah”), as filed with the SEC on October 7, 2009, (ii) the Schedule 13D Amendment No. 1 of Messrs. Lipsky, Hokari, Musto, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea, as filed with the SEC on September 17, 2009, and (iii) the Schedule 13D of Messrs. Lipsky, Hokari and Musto, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea, as filed with the SEC on May 29, 2009.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to the common stock, $.01 par value (the “Common Stock”), of Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (the “Company”). The address of the principal executive offices of the Company is One Franklin Plaza, Burlington, New Jersey 08016.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D/A is being filed by Messrs. Lipsky, Hokari, Musto, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis, Shining Sea and Noah; Messrs. Lipsky, Hokari, Musto, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis, Shining Sea and Noah, are collectively referred to as the “Reporting Persons”. The Reporting Persons are filing this Statement because prior to the Exchanges (as defined in Item 6) they may be deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transaction described in Item 4 of this Schedule 13D/A. Except as expressly set forth in this Schedule 13D/A, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

(b)-(c)	(i) Shining Sea is an exempted company organized under the laws of the Island of Bermuda, its principal business is investment holding and management and the address of its principal office is c/o Bermuda Trust Company Ltd., Compass Point, 9 Bermudiana Road, Hamilton HM11, Bermuda. Mr. Lipsky’s principal occupation is President and Chief Executive Officer of the Company. The principal business office and address of Mr. Lipsky is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Mr. Musto’s principal occupation is the Vice President, Chief Financial Officer, Treasurer and Secretary of the Company. The principal business office and address of Mr. Musto is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Mr. Hokari’s principal occupation is the Senior Vice President and Chief Operating Officer of the Company. The principal business office and address of Mr. Hokari is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Dr. Morgan’s principal occupation is President of Arca Group, Inc., a consulting and investment management firm. Dr. Morgan is also Chairman of the Board of Directors of the Company (the “Board of Directors”). The principal business office and address of Dr. Morgan is c/o Franklin Electronic Publishers, Incorporated, One Franklin Plaza, Burlington, New Jersey 08016. Dr. Simons’ principal occupation is Chairman and CEO of Renaissance Technologies LLC. Dr. Simons is also a member of the Board of Directors. The principal business office and address of Dr. Simons is c/o Renaissance Technologies LLC, 800 Third Avenue, New York, New York 10022. Ms. Lewis’ principal occupation is private investing. Ms. Lewis is also a beneficial owner of 5% or more of the Common Stock. The principal business office and address of Ms. Lewis is 11111 Biscayne Boulevard, North Miami, Florida 33181. Mr. M. David’s principal occupation is private investing. The principal business office and address of Mr. M. David is 33 Stonebridge Road, Montclair, New Jersey 07042. Mr. J. David’s principal occupation is private investing. The principal business office and address of Mr. J. David is 55 Mill Lane East, East Hampton, New York 11937. Noah is a company organized under the laws of the Cayman Islands, its principal business is providing supplementary education products and services in China and the address of its principal office is 10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China, 518048.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Lipsky, Musto, J. David and M. David, Dr. Morgan, Dr. Simons and Ms. Lewis are citizens of the United States of America. Mr. Hokari is a citizen of Japan. Shining Sea is an exempted company organized under the laws of the Island of Bermuda. Noah is a company organized under the laws of the Cayman Islands.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Information set forth in Item 4 of this Schedule 13D/A is hereby incorporated in this Item 3 by reference.

The shares of Common Stock beneficially owned by Messrs. J. David and M. David and Dr. Morgan were acquired from the Company through open market and privately negotiated purchases using personal funds or through the exercise of options granted by the Company in connection with their services as an officer or a director of the Company. The shares of Common Stock beneficially owned by Messrs. Lipsky, Musto, Hokari and Dr. Morgan and Dr.

Simons may be acquired by each of them upon exercise of stock options. Neither Shining Sea nor Noah beneficially own any shares of Common Stock.

In connection with the transactions described in Item 4, the Reporting Persons estimate that the total amount of funds necessary to acquire all of the Common Stock not currently owned by the Reporting Persons in the Merger (as defined in Item 4) and pay estimated fees and expenses will be approximately $14,477,000. In connection with the Revised Proposal (as defined in Item 4), (i) Mr. Lipsky has subscribed for 200,000 shares of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred”), of the Acquisition Company (as defined in Item 4) for an aggregate purchase price of $500,000, (ii) Dr. Morgan has subscribed for 400,000 shares of Series B Preferred for an aggregate purchase price of $1,000,000, and (iii) Mr. M. David has subscribed for 80,000 shares of Series B Preferred for an aggregate purchase price of $200,000 (collectively, the “Original Subscription Agreements”). Copies of the Original Subscription Agreements are filed herewith as Exhibit 7.02 and incorporated into this Item 3 by reference. On September 30, 2009, in connection with the proposed Merger, Noah has agreed to subscribe for 400,000 shares of Series B Preferred for an aggregate purchase price of $1,000,000 (the “Noah Subscription Agreement”). A copy of the Noah Subscription Agreement is filed herewith as Exhibit 7.03 and incorporated into this Item 3 by reference.

To the extent that any amounts are due or may be paid by the Reporting Persons or the surviving corporation in connection with the consummation of the Merger, such funds may be paid from generally available working capital of the surviving corporation.

ITEM 4.	PURPOSE OF TRANSACTION

As previously reported, on May 20, 2009, Messrs. Lipsky, Musto and Hokari, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea submitted a non-binding proposal (the “Original Proposal”) for a going-private transaction to the Board of Directors. A copy of the Original Proposal is filed herewith as Exhibit 7.04 and incorporated into this Item 4 by reference. On May 20, 2009, the Board of Directors formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Original Proposal and to recommend to the Board of Directors whether to approve the Original Proposal.

As previously reported, on September 11, 2009, Messrs. Lipsky, Musto, Hokari, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea submitted to the Special Committee a revised non-binding proposal for a going-private transaction (the “Revised Proposal”) which contemplated the merger (the “Merger”) of Saunders Acquisition Corporation, a newly formed Delaware corporation (the “Acquisition Company”), with and into the Company. A copy of the Revised Proposal is filed herewith as Exhibit 7.05 and incorporated into this Item 4 by reference.

As previously reported, on September 30, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Acquisition Company, pursuant to which, subject to the receipt of shareholder approval and certain other conditions, the Acquisition Company will merge with and into the Company on the terms and conditions set forth in the Merger Agreement. Following the completion of the proposed Merger, the separate existence of the Acquisition Company will cease and the Company will be the corporation surviving the proposed Merger (the “Surviving Corporation”). On the effective dated of the proposed Merger, all outstanding shares of Common Stock, other than shares held by the Acquisition Company, will be cancelled and will be converted into the right to receive $2.50 in cash, without interest. Vested stock options to purchase Common Stock of the Company with an exercise price of less than $2.50 will be settled for an amount equal to the product of (i) the number of shares of Common Stock of the Company subject to such stock option and (ii) the difference between $2.50 and the exercise price of such stock option. All vested options with an exercise price equal to or greater than $2.50 and unvested stock options will be cancelled without consideration.

The Company may terminate the Merger Agreement under certain circumstances, including if its board of directors determines in good faith that it has received an unsolicited bona fide Superior Proposal (as defined in the Merger Agreement), and otherwise complies with certain terms of the Merger Agreement. In connection with such termination, or a termination of the Merger Agreement under certain other circumstances, the Company must pay a fee of $650,000 to the Acquisition Company. In certain circumstances, the Merger Agreement provides for the Acquisition Company to pay to the Company a fee of $650,000 upon termination of the Merger Agreement. The Company is also required, under certain circumstances, to reimburse the Acquisition Company for its actual expenses if the Acquisition Company terminates the Merger Agreement due to the Company’s board of directors violating certain of the Merger Agreement’s covenants.

The foregoing is a summary of the Merger Agreement and the proposed Merger and should not be construed as an offer to purchase shares of the Company’s Common Stock. A copy of the Merger Agreement is filed herewith as Exhibit 7.06 and incorporated into this Item 4 by reference.

If the proposed Merger is consummated, the Common Stock of the Company would be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and the Common Stock of the Company would be delisted from the NYSE Amex Equities, and following the proposed Merger the Surviving Corporation will be controlled by the Acquisition Company.

As a result of the Exchanges effected by Messrs. Lipsky, Hokari and Musto, Ms. Lewis, Dr. Morgan, Dr. Simons and Shining Sea as described in Item 6, the Reporting Persons beneficially own 1,619,333 shares of Common Stock, including 517,983 shares of Common Stock that may be acquired upon the exercise of stock options at exercise price ranging from $9.875 to $2.70 per share.

A proxy statement will be distributed to shareholders of the Company in connection with the proposed Merger. Shareholders of the Company should read the Company’s proxy statement and other relevant documents regarding the proposed Merger filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed Merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Acquisition Company or its affiliates with respect to the proposed Merger, free of charge at the SEC’s web site, www.sec.gov.

Other than as set forth in the Merger Agreement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in this Item 4 of Schedule 13D. However, if the proposed Merger is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in this Item 4 of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth in response to this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.06, and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) Mr. Lipsky beneficially owns 352,119 shares of Common Stock, which represents 4.1% of the Common Stock, and includes 352,119 shares of Common Stock that may be acquired by Mr. Lipsky upon exercise of stock options at the exercise prices set forth in the table set forth below. If the proposed Merger is consummated in accordance with the Merger Agreement, the following stock options will be cancelled without consideration.

Number of Options	Exercise Price
36,000	$7.50
50,000	$7.50
30,000	$2.80
106,119	$3.50
30,000	$2.70
37,500	$3.84
37,500	$3.80
25,000	$3.82

Mr. Hokari beneficially owns (a) 25,000 shares of Common Stock that may be acquired by Mr. Hokari upon exercise of stock options at an exercise price of $2.95 per share and (b) 3,500 shares of Common Stock that may be acquired by Mr. Hokari upon exercise of stock options at an exercise price of $1.40. The shares of Common Stock described in (a) and (b) of this paragraph represent an aggregate of 0.3% of the Common Stock. If the proposed Merger is consummated in accordance with the Merger Agreement, (i) the stock options granted to Mr. Hokari to purchase 25,000 shares of Common Stock at an exercise price of $2.95 per share will be cancelled without consideration and (ii) in respect of the stock options granted to Mr. Hokari to purchase 3,500 shares of Common Stock at an exercise price of $1.40 per share, Mr. Hokari will receive from the Company as consideration in accordance with the Merger Agreement an amount equal to the product of (x) 3,500 and (y) $1.10, or an aggregate of $3,850.

Mr. Musto beneficially owns (a) 12,500 shares of Common Stock that may be acquired by Mr. Musto upon exercise of stock options at an exercise price of $2.95 per share and (b) 2,800 shares of Common Stock that may be acquired by Mr. Musto upon exercise of stock options at an exercise price of $1.40. The shares of Common Stock described in (a) and (b) of this paragraph represent an aggregate of 0.2% of the Common Stock. If the proposed Merger is consummated in accordance with the Merger Agreement, (i) the stock options granted to Mr. Musto to purchase 12,500 shares of Common Stock at an exercise price of $2.95 per share will be cancelled without consideration and (ii) in respect of the stock options granted to Mr. Musto to purchase 2,800 shares of Common Stock at an exercise price of $1.40 per share, Mr. Musto will receive from the Company as consideration in accordance with the Merger Agreement an amount equal to the product of (x) 2,800 and (y) $1.10, or an aggregate of $3,080.

Dr. Morgan beneficially owns 62,242 shares of Common Stock, which represents 0.7% of the Common Stock, and includes 62,242 shares of Common Stock that may be acquired by Mr. Morgan upon exercise of stock options at the exercise prices set forth in the following table. If the proposed Merger is consummated in accordance with the Merger Agreement, the following stock options will be cancelled without consideration.

Number of Options	Exercise Price
3,000	$5.625
2,038	$9.875
6,234	$4.813
18,646	$3.50
7,874	$3.81
6,960	$4.31
7,936	$3.78
9,554	$3.14

Dr. Simons beneficially owns 59,822 shares of Common Stock, which represents 0.7% of the Common Stock, and includes 59,822 shares of Common Stock that may be acquired by Dr. Simons upon exercise of stock options at the exercise prices set forth in the following table. If the proposed Merger is consummated in accordance with the Merger Agreement, the following stock options will be cancelled without consideration.

Number of Options	Exercise Price
3,000	$5.625
2,038	$9.875
6,234	$4.813
16,226	$3.50
7,874	$3.81
6,960	$4.31
7,936	$3.78
9,554	$3.14

Ms. Lewis beneficially owns 645,350 shares of Common Stock, which represents 7.8% of the Common Stock.

Shining Sea does not beneficially own any shares of Common Stock.

Mr. J. David beneficially owns 39,000 shares of Common Stock, which represents 0.5% of the Common Stock.

Mr. M. David beneficially owns 117,000 shares of Common Stock, which represents 1.4% of the Common Stock.

Noah does not beneficially own any shares of Common Stock.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon 8,281,133 shares of common stock outstanding as of November 4, 2009, as reported on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

(b) Mr. Lipsky has the sole power to vote and dispose of 352,119 shares of Common Stock.

Mr. Hokari has the sole power to vote and dispose of 28,500 shares of Common Stock.

Mr. Musto has the sole power to vote and dispose of 17,800 shares of Common Stock.

Dr. Morgan has the sole power to vote and dispose of 62,242 shares of Common Stock.

Dr. Simons has the sole power to vote and dispose of 59,822 shares of Common Stock.

Ms. Lewis has the sole power to vote and dispose of 645,350 shares of Common Stock.

Shining Sea does not have the power to vote and/or dispose of any shares of Common Stock.

Mr. J. David has the sole power to vote and dispose of 39,000 shares of Common Stock.

Mr. M. David has shared power to vote and dispose of 117,000 shares of Common Stock.

Noah does not have the power to vote and/or dispose of any shares of Common Stock.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d) Other than Mr. Lipsky, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lipsky.

Other than Mr. Hokari, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hokari.

Other than Mr. Musto, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Musto.

Other than Dr. Morgan, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Dr. Morgan.

Other than Dr. Simons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Dr. Simons.

Other than Ms. Lewis, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Lewis.

Other than Shining Sea does not beneficially own any shares of Common Stock.

Other than Mr. J. David, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. J. David.

Other than the beneficiaries of the Claudia David 1985 Trust, the Aaron J. David 1989 Trust and the Zachary M. David 1992 Trust, respectively, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. M. David.

Noah does not beneficially own any shares of Common Stock.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Reference is made to the disclosure set forth under Item 3, Item 4 and Item 5 of this Schedule 13D/A, which disclosure is incorporated herein by reference. Except as disclosed in Item 3, Item 4 and Item 5 of this Schedule 13D/A, and except as otherwise described in this Item 6, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Messrs. Lipsky, Hokari and Musto, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea entered into that certain Exchange Agreement, dated May 29, 2009 (the “May Exchange Agreement”), a copy of which is filed herewith as Exhibit 7.07 and incorporated herein by reference, and Messrs. J. David and Mr. M. David have entered into that certain Exchange Agreement dated September 11, 2009 (the “September Exchange Agreement” and, together with the May Exchange Agreement, the “Exchange Agreements”), a copy of which is filed herewith as Exhibit 7.08 and incorporated herein by reference.

Pursuant to the Exchange Agreements:

•

On (a) December 2, 2009, Mr. Lipsky transferred 49,322 shares of Common Stock to the Acquisition Company in exchange for an equal number of shares of Series A Preferred Stock, par value $0.01 per share of the Acquisition Company (the “Exchange Shares”), and (b) December 4, 2009, Mr. Lipsky transferred 19,406 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

•

On (a) December 2, 2009, Mr. Hokari transferred 100 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares, and (b) December 4, 2009, Mr. Hokari transferred 2,750 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

•

On (a) December 4, 2009, Mr. Musto transferred 2,200 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares, and (b) December 7, 2009, Mr. Musto transferred 1,900 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

•

On (a) December 2, 2009, Dr. Morgan transferred 34,000 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares, and (b) December 4, 2009, Dr. Morgan transferred 39,048 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

•

On (a) December 2, 2009, Dr. Simons transferred 410,000 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares, and (b) December 4, 2009, Dr. Simons transferred 39,048 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

•	On December 4, 2009, Ms. Lewis transferred 300,000 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

•	On December 4, 2009, Shining Sea transferred 1,684,638 shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

The foregoing exchanges are sometimes referred to herein as the “Exchanges”.

Prior to the record date set for the special meeting (the “Special meeting”) at which shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement, Messrs. J. David and M. David will transfer their respective outstanding shares of Common Stock to the Acquisition Company in exchange for an equal number of Exchange Shares.

As a result of the Exchanges, each of Messrs. Lipsky, Musto and Hokari, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea have no further right, title or interest as a shareholder of Company or in or to the shares of Common Stock exchanged for Exchange Shares by such Reporting Person. In addition, following the Exchanges of Messrs. J. David and M. David, which are to occur prior to the record date set for the Special Meeting, neither Mr. J. David nor Mr. M. David will have any further right, title or interest as a shareholder of the Company or in or to the shares of Common Stock exchanged for Exchange Shares by such Reporting Person. Therefore, following the Exchanges described in this Item 6, the Reporting Persons shall no longer be deemed a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the proposed Merger.

Messrs. Lipsky, Musto, Hokari, J. David and M. David, Dr. Morgan, Dr. Simons, Ms. Lewis and Shining Sea will also enter into a Stockholders’ Agreement, which will provide for the governance of the Surviving Corporation following the completion of the proposed Merger (the “Stockholders’ Agreement”).

Shining Sea and Noah entered into that certain Share Purchase Agreement, dated September 30, 2009 (the “Shining Sea Purchase Agreement”), a copy of which is filed herewith as Exhibit 7.09 and incorporated herein by reference. Pursuant to the Shining Sea Purchase Agreement, following the consummation of the proposed Merger, Shining Sea will sell to Noah 800,000 Exchange Shares received by Shining Sea in connection with the Exchanges for an aggregate purchase price of $2,000,000. In connection with the Shining Sea Purchase Agreement, Noah will execute a joinder agreement to the Stockholders’ Agreement. Each of Shining Sea, Dynamic View Investments Limited, a British Virgin Islands limited liability company (“Dynamic”), and Global Wise Technologies Ltd., a British Virgin Islands limited liability company (“Global”), entered into that certain Share Purchase Agreement, dated September 30, 2009 (the “Noah Purchase Agreement”), a copy of which is filed herewith as Exhibit 7.10 and incorporated herein by reference. Pursuant to the Noah Purchase Agreement, simultaneously with the closing of the Shining Sea Purchase Agreement, Dynamic and Global will sell to Shining Sea an aggregate of 365,630 Ordinary Shares of Noah for an aggregate purchase price of $1,999,996.10.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement, dated December 21, 2009, among Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited.

Exhibit 7.02	Subscription Agreements, dated September 11, 2009, between Saunders Acquisition Corporation and each of Barry J. Lipsky, Howard L. Morgan, James H. Simons and Morton David. **

Exhibit 7.03	Subscription Agreement, dated September 30, 2009, between Saunders Acquisition Corporation and Noah Education Holdings Ltd.****

Exhibit 7.04	Proposal dated May 20, 2009. *

Exhibit 7.05	Revised Proposal dated September 11, 2009. **

Exhibit 7.06	Agreement and Plan of Merger, dated September 30, 2009, between Franklin Electronic Publishers, Incorporated and Saunders Acquisition Corporation. ***

Exhibit 7.07	Exchange Agreement, dated May 29, 2009, among Saunders Acquisition Corporation, Barry J. Lipsky, Toshihide Hokari, Frank A. Musto, Howard L. Morgan, James H. Simons, Marcy Lewis and Shining Sea Limited. *

Exhibit 7.08	Exchange Agreement, dated September 11, 2009, among Saunders Acquisition Corporation, Julien David and Morton David. **

Exhibit 7.09	Shining Sea Purchase Agreement, dated September 30, 2009, between Shining Sea Limited and Noah Education Holdings Ltd. ****

Exhibit 7.10	Noah Purchase Agreement, dated September 30, 2009, among Shining Sea Limited, Dynamic View Investments Limited and Global Wise Technologies Ltd.****

*	Incorporated by reference on Schedule 13D filed with the SEC on May 29, 2009.
**	Incorporated by reference on Schedule 13D Amendment No. 1 filed with the SEC on September 18, 2009.
***	Incorporated by reference as Exhibit 2.1 on Form 8-K filed with the SEC on September 30, 2009.
****	Incorporated by reference on Schedule 13D Amendment No. 2 filed with the SEC on October 7, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 21, 2009

/s/ BARRY J. LIPSKY
Barry J. Lipsky

/s/ TOSHIHIDE HOKARI
Toshihide Hokari

/s/ FRANK A. MUSTO
Frank A. Musto

/s/ HOWARD L. MORGAN
Howard L. Morgan

/s/ JAMES H. SIMONS
James H. Simons

/s/ MARCY LEWIS
Marcy Lewis

SHINING SEA LIMITED

By:	/S/ JOHN RICHMOND
Name:	John Richmond
Title:	Director

By:	/S/ BARBARA PATTERSON
Name:	Barbara Patterson
Title:	Director

/s/ JULIEN DAVID
Julien David

/s/ MORTON DAVID
Morton David

NOAH EDUCATION HOLDINGS LTD.

By:	/s/ JERRY HE
Name:	Jerry He
Title:	Executive Vice President